EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this discussion together with our unaudited condensed consolidated financial statements, including the notes thereto, for the three- and six- month periods ended June 30, 2022 and 2021, respectively, included as Exhibit 99.1 to the Report on Form 6-K to which this discussion is attached as Exhibit 99.2. We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements for fiscal year 2021, and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2021 (the “Annual Report”) filed with the U.S. Securities and Exchange Commission (the “SEC”). In addition, we recommend that you read any public announcements made by InflaRx N.V.

The following discussion is based on our financial information prepared in accordance with IFRS as issued by the IASB, which may differ in material respects from generally accepted accounting principles in the United States and other jurisdictions. We maintain our books and records in Euros. Unless otherwise indicated, all references to currency amounts in this discussion are in Euros. We have made rounding adjustments to some of the figures included in this discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.

The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under “ITEM 3. KEY INFORMATION—C. Risk factors” in the Annual Report.

Unless otherwise indicated or the context otherwise requires, all references to “InflaRx” or the “company,” “we,” “our,” “ours,” “us” or similar terms refer to InflaRx N.V. and its subsidiaries InflaRx GmbH and InflaRx Pharmaceuticals, Inc.

Overview

We are a clinical-stage biopharmaceutical company focused on applying our proprietary anti-C5a and C5aR technologies to discover and develop first-in-class, potent and specific inhibitors of the complement activation factor known as C5a and its receptor known as C5aR. C5a is a powerful inflammatory mediator involved in the progression of a wide variety of autoimmune and other inflammatory diseases. Our lead product candidate, vilobelimab, is a novel intravenously delivered first-in-class anti-C5a monoclonal antibody that selectively binds to free C5a and has demonstrated disease-modifying clinical activity and tolerability in multiple clinical settings.

Severe COVID-19

We are developing vilobelimab in severe COVID-19. In March 2020, we initiated a randomized open label multicenter trial Phase II/III clinical development program (PANAMO) with vilobelimab in severe COVID-19 patients with severely progressed pneumonia. In the Phase II part of the study, we evaluated vilobelimab treatment plus best supportive care compared to best supportive care alone for up to 28 days. Vilobelimab treatment was associated with a lower 28-day all-cause mortality when compared to the best supportive care group, along with trends in disease improvement, as evidenced by fewer patients experiencing renal impairment assessed by estimated glomerular filtration rates, more patients showing reversal of blood lymphocytopenia and a greater lowering of lactate dehydrogenase concentrations.

II-1

On March 31, 2022, we announced Phase III top-line results from the PANAMO study of vilobelimab in mechanically ventilated patients with COVID-19. Vilobelimab treatment resulted in a relative reduction in 28-day all-cause mortality by 23.9% compared to placebo but did not show statistical significance on the pre-specified primary endpoint. Three pre-specified subgroup analyses assessed the treatment effect of vilobelimab in patients with higher baseline disease severity. These analyses all showed a statistically significant signal towards a reduction in 28-day all-cause mortality in the vilobelimab arm compared to the placebo arm in mechanically ventilated patients with one or more additional organ support, captured as baseline ordinal scale of 7, in patients with severe acute respiratory distress syndrome (ARDS) and in patients with kidney impairment. A pre-specified analysis of patients from Western European countries also showed a statistically significant relative reduction in 28-day all-cause mortality of 43% (p=0.014), suggesting an improvement in mortality in line with the reported Phase II data of the PANAMO trial. 60-day all-cause mortality, a key secondary endpoint, showed a continued reduction of mortality in the vilobelimab arm. Following the encouraging Phase III results from the PANAMO trial, on July 26, 2022, we announced our plans to submit a request for Emergency Use Authorization (EUA), following constructive interactions with the U.S. Food and Drug Administration (FDA) at a recently held Type B meeting. The application for EUA is planned to be submitted by end of Q3 2022. In addition, we are in ongoing dialogue with the EMA related to next regulatory steps for vilobelimab in mechanically ventilated severe COVID-19 patients towards a potential filing for approval for this indication.

On October 19, 2021, we announced that we received a grant of up to €43.7 million from the German Ministry of Education and Research and the German Ministry of Health to support our development of vilobelimab for the treatment of severe COVID-19 patients. The grant is structured as a reimbursement of 80% of certain pre-specified expenses related to the clinical development and manufacturing of vilobelimab and awarded in four tranches. Each subsequent tranche is conditional on reaching agreed-upon development and manufacturing-related milestones for the preceding tranche and is structured as a reimbursement for company expenses. Individual tranches will not be paid if the preceding milestone of a tranche is not met. The initial tranche amounted to up to EUR 25.8 million. With availability of the data from the COVID Phase III study, the agency handling the grant on behalf of the German government determined that we reached the first milestone in the funded project. With achievement of the first milestone, the second tranche of the awarded grant has been unlocked for future withdrawal. To date, we have received €8.3 million in grant funds; further funding in the amount of €1.6 million to which we are eligible has already been applied for and in addition refundable invoices in the amount of €6.7 million will be submitted in the near future.

Pyoderma Gangraenosum (PG)

We are also developing vilobelimab for the treatment of pyoderma gangraenosum (PG), a rare neutrophilic dermatosis associated with chronic cutaneous ulcerations. PG usually has a devastating effect on a patient’s life due to severe pain and induction of significant movement impairment depending on the lesions’ locations. In February 2019, we initiated an open label, multicenter Phase IIa exploratory study, enrolling 18 patients with moderate to severe PG in Canada, the United States and Poland. The objective of this study was to evaluate the safety and efficacy of vilobelimab in this patient population in three different doses.

On April 15, 2021, the study reached its enrollment target of 19 patients. On October 27, 2021, we announced preliminary results from the study. In the third dosing cohort at 2400mg biweekly, six of the seven patients achieved clinical remission with a physician global assessment (PGA) score of ≤ 1, which reflects a closure of the target ulcer. All patients in cohort 3 had elevated C5a levels at baseline that were continuously suppressed after initiation of vilobelimab treatment. Amongst all cohorts, two patients had related severe adverse events (SAEs) that were reported: one patient experienced an erysipelas leading to hospitalization (judged as non-related by the sponsor), the other developed a rash due to a delayed hypersensitivity reaction and withdrew from the study (which had been previously disclosed from cohort 2). No dose-related adverse events (AEs) were found. Overall, the observed AE profile was in line with the underlying diseases. Final data from the study were presented at the 2022 American Academy of Dermatology Association (AAD) Annual Meeting on March 26, 2022. With these results, during the second quarter of 2022, we had a productive End-of-Phase II meeting with the (Food and Drug Administration (FDA) in the United States related to our plans for a Phase III development program in PG. The FDA indicated its support for a randomized, controlled Phase III clinical trial and offered to review the study protocol, recognizing PG as a serious and rare condition. Based on the FDA’s feedback and recommendations, we are now finalizing the design for a Phase III trial and continue to be in dialogue with the FDA related to this. During the second quarter, vilobelimab was granted orphan drug designation for the treatment of PG by both the FDA in the United States and the European Medicines Agency (EMA) in Europe. Moreover, on July 6, 2022 we announced that the FDA also granted a Fast Track designation to the development of vilobelimab for the treatment of PG.

II-2

Cutaneous Squamous Cell Carcinoma (cSCC)

We are also developing vilobelimab for the treatment of programmed cell death protein 1 (PD-1) / programmed death ligand 1 (PD-L1) inhibitor resistant/refractory locally advanced or metastatic cutaneous squamous cell carcinoma (cSCC). cSCC is the second most common skin cancer. The incidence of cSCC increases with increasing sun exposure and age and individuals with fair skin and hair are more often affected. The potential for local recurrence or metastasis of cSCC varies with the pathologic variant and localization of the primary lesion, and the risk for metastasis in cSCC is approximately 2-5%. Advanced cSCC 10-year survival rates are less than 20% with regional lymph node involvement and less than 10% with distant metastases.

In June 2021, we announced the dosing of the first patient in the study. After five weeks of treatment with the first three patients in the monotherapy arm, a safety assessment was completed, and enrollment in the combination arm was opened.

On February 16, 2022, we reported that in the combination Arm B of our ongoing clinical Phase II study of vilobelimab in cSCC, three patients have been treated for at least 36 days in the first dosing cohort of the study, receiving intravenous infusions of 400 mg of vilobelimab on days 1, 4, 8, and 15 and from day 22 onwards, 800 mg every two weeks. Patients are also receiving 400 mg of pembrolizumab starting on day 8 of the first cycle and every six weeks thereafter. The data from the first 36 days of treatment have been reviewed by an independent Steering Committee and no safety concerns were raised. The Steering Committee recommended to continue the study as planned and to open enrollment for the second dosing cohort with 1200 mg vilobelimab every two weeks after administration of 600 mg vilobelimab on days 1, 4, 8 and 15. Meanwhile, nine patients have been treated in Arm B. The interim analysis in Arm B which is required to move to the second stage of the Phase II trial, is expected after ten patients have been treated and are evaluable for response assessment at the recommended Phase II dose level, which will be selected based on data from the safety run-in phase of the study. These data are expected to be available in the second half of 2023.

In parallel, enrollment continues in the monotherapy Arm A. Nine patients are now enrolled in this arm. In this arm, patients are receiving a dose of 800 mg vilobelimab on days 1, 4, 8, and 15 of the first cycle, followed by a dose of 1600 mg vilobelimab every two weeks starting on day 22. The interim analysis in Arm A required to proceed to the second stage is expected to be available after ten patients are evaluable for response assessment. These data are expected to be available in the second half of 2022.

Hidradenitis Suppurativa (HS)

We were developing vilobelimab for the treatment of hidradenitis suppurativa (HS), a chronic debilitating systemic inflammatory skin disease. In June 2019, we announced that our Phase IIb clinical trial of vilobelimab in HS (SHINE) did not meet its primary endpoint. We subsequently announced the results of additional analysis and first interim results of the open label extension trial. In light of all available data from the post-hoc analysis of the completed SHINE study and our interaction with the regulatory authorities, we initiated a Phase III study with vilobelimab in HS in January 2022, which we subsequently paused in February 2022, after having received conflicting advice from the FDA regarding the proposed clinical trial protocol and the primary endpoint of the study described therein. In March 2022, the FDA corrected its advice to us. However, after performing a strategic review of our development programs and considering the current financing environment, we decided to halt the development of vilobelimab in HS for the time being.

ANCA-associated Vasculitis (AAV)

We were developing vilobelimab for the treatment of anti-neutrophil cytoplasmic antibody (ANCA) associated vasculitis (AAV), a rare, life-threatening autoimmune disease associated with powerful inflammatory flares that impair kidney function and lead to fatal organ dysfunction.

In May 2021, we reported top-line data for our Phase II safety study in patients with moderate to severe AAV (IXPLORE), indicating that vilobelimab, when dosed in addition to standard of care, proved to be safe and well tolerated.

II-3

Furthermore, in November 2021, we announced top-line results from our randomized, double-blind, placebo-controlled Phase II clinical trial of vilobelimab in patients with AAV (IXCHANGE). In this study with 57 patients, we showed a comparable clinical response of vilobelimab to standard of care, while significantly reducing the need for glucocorticoid (GC) treatment in this life-threatening indication.

Despite these encouraging results, taking into account the resources required and long duration of necessary Phase III studies to gain regulatory approval, in April 2022 we decided to halt the clinical development of vilobelimab in AAV for the time being.

INF904

We are developing INF904, an oral, small molecule drug candidate that targets the C5aR receptor. C5aR, a G-protein-coupled-receptor expressed primarily by granulocytes, mediates the pathophysiological effects of C5a. We plan on targeting complement-mediated, chronic auto-immune and inflammatory conditions where an oral small molecule is the preferred route of administration for patients.

On January 10, 2022, we reported that we have been granted a composition of matter patent for INF904 and associated compounds by the U.S. Patent and Trademark Office and have completed investigational new drug (IND)-enabling (preclinical) studies that demonstrated no obvious toxicological findings even in the highest dose groups in required GLP toxicity analyses. In these preclinical studies, oral INF904 showed higher plasma exposure in animals, including non-human primates, and improved inhibitory activity in a hamster neutropenia model compared to the marketed C5aR inhibitor. Anti-inflammatory therapeutic effects in several preclinical disease models were also demonstrated by INF904. Further, in contrast to the marketed C5aR inhibitor, in vitro experiments showed INF904 has substantially less inhibition of the cytochrome P450 3A4/5 (CYP3A4/5) enzymes, which play an important role in the metabolism of a variety of drugs, including glucocorticoids. We expect to initiate a Phase I program in the second half of 2022 and plan to study INF904 in complement-mediated, chronic autoimmune and inflammatory diseases where oral administration is the preferred choice for patients.

IFX002

To expand the breadth of our anti-C5a technology, we are also developing IFX002 for the treatment of chronic inflammatory indications. IFX002 shares the same mechanism of action as vilobelimab, blocking C5a with high specificity, but is designed with a dosing regimen that may be more suitable for chronic therapy. IFX002 is in pre-clinical development.

Management changes

On June 29, 2022, we announced the departure of Mr. Jordan Zwick, our Chief Strategy Officer. Mr. Zwick left us to pursue other professional opportunities. However, Mr. Zwick agreed to continue to serve as an advisor to us.

In July, Dr. Korinna Pilz, our Chief Clinical Development Officer informed us about her intention to leave the Company for personal reasons. We subsequently signed a separation agreement with Dr. Pilz, in which we mutually agreed that she will continue to provide her services until October 28, 2022. Beyond this date Dr. Pilz will continue to advise us on specific matters on an as needed basis.

Financial Highlights

As of June 30, 2022, we had cash and cash equivalents of €15.4 million and marketable securities of €76.4 million. In April 2022, we conducted a strategic review of our programs and decided to halt development of vilobelimab for HS and AAV until if and when we have sufficient resources to run Phase III trials for the respective programs. As a result of this prioritization, we believe that our current funds will be sufficient to fund our planned operations into the second half of 2024.

We anticipate that the level of our expenses will be affected if and as we:

•	engage with regulators with respect to potential approval paths for vilobelimab in COVID-19 and PG and determine and execute on next steps for the clinical development of, and regulatory approval for, vilobelimab in severe COVID-19 and/or PG;

•	further develop vilobelimab for cSCC, depending on the results of the ongoing trial in that indication;

•	initiate and continue research programs and development activities, including development of IFX002 and INF904; and

II-4

•	manufacture clinical trial material and continue to validate our manufacturing process for vilobelimab to meet regulatory standards for approval as a commercial-grade manufacturing process.

Our expenses in any quarter may not be indicative of our expenses in future periods, and in particular we expect that our expenses, and therefore our net losses, could vary depending on the going forward strategy relating to the regulatory approval of vilobelimab in severe COVID-19 patients, PG, cSCC and additional indications as well as any potential addition of a technology platform or assets.

We do not expect to generate revenue from product sales unless and until we successfully complete development and obtain regulatory approval for a product candidate, which we expect to be subject to significant uncertainty. If we obtain regulatory approval for any product candidate, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. Accordingly, we may seek to further fund our operations through public or private equity or debt financings or other sources, including strategic collaborations. We may, however, be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. Our failure to raise capital or enter into such other arrangements as and when needed, would have a negative impact on our financial condition and our ability to develop vilobelimab or any additional product candidates.

Research and Development Expenses

Research and development expenses consisted principally of:

•	expenses incurred under agreements with contract research organizations (CROs), contract manufacturing organizations (CMOs), consultants and independent contractors that conduct research and development, manufacturing development, preclinical and clinical activities on our behalf;

•	employee-related expenses, including salaries, benefits and share-based compensation expense based upon employees’ role within the organization; and

•	professional legal fees related to the protection and maintenance of our intellectual property.

Our research and development expenses primarily relate to the following key programs:

•	Vilobelimab. We expect our expenses associated with vilobelimab will increase in 2022 compared to 2021, as we complete the outstanding clinical trial activities in COVID-19, explore the regulatory approval submission for vilobelimab in severe COVID-19, complete outstanding activities in our Phase II clinical program of vilobelimab in patients with AAV and our Phase II clinical trial program in patients with PG, potentially start a Phase III study in PG, and continue the Phase II clinical program in cSCC. In addition, we are also incurring expenses related to the manufacturing of clinical trial material and by validating our manufacturing process for vilobelimab to meet regulatory standards for approval as a commercial-grade manufacturing process. Furthermore, we are investigating commercial-scale production options.

•	INF904. We are developing an oral, small molecule drug candidate that targets the C5aR receptor. All IND-enabling studies have been completed and we plan to initiate the Phase I program in the second half of 2022.

•	IFX002. We are continuing preclinical development of IFX002, expenses for which mainly consist of salaries, costs for preclinical testing conducted by CROs and costs of production for preclinical material.

•	Other development programs. Our other research and development expenses relate to our preclinical studies of other product candidates and discovery activities, expenses for which mainly consist of salaries, costs of production for preclinical compounds and costs paid to CROs.

In 2021, we incurred €35.7 million in research and development expenses. For the six months ended June 30, 2022 and 2021, we incurred research and development expenses of €21.7 million and €16.2 million, respectively. The principal driver of the increase in our research and development expenses was the completion of the Phase III clinical trial of vilobelimab in severe COVID-19. Our research and development expenses may vary substantially from period to period based on the timing of our research and development activities, including due to timing of clinical trial initiation and enrollment.

II-5

We expense research and development costs as incurred. We recognize costs for certain development activities, such as preclinical studies and clinical trials, based on an evaluation of the progress to completion of specific tasks. We use information provided to us by our vendors such as patient enrollment or clinical site activations for services received and efforts expended. Research and development activities are central to our business model.

The successful development of our product candidates is highly uncertain. At this time, we cannot reasonably estimate the nature, timing and estimated costs of the efforts that will be necessary to complete the development of, or the period, if any, in which material net cash inflows may commence from, any of our product candidates. For a discussion of our other key financial statement line items, please see “ITEM 5. Operating and Financial Review and Prospects—Operating results” in the Annual Report.

General and Administrative Expenses

We expect that our general and administrative expenses will increase in the future as our business expands and we incur additional costs associated with operating as a public company. These public company-related costs relate primarily to additional personnel, additional professional and legal fees, audit fees, directors’ and officers’ liability insurance premiums and costs associated with investor relations.

In 2021, we incurred €12.0 million in general and administrative expenses. For the six months ended June 30, 2022 and 2021, we incurred general and administrative expenses of €8.7 million and €5.7 million, respectively. The principal driver of the increase in our general and administrative expenses is attributable to higher personnel expenses from equity-settled share-based compensation recognized in personnel expenses of €2.7 million in the six months ended June 30, 2022 (versus €1.7 million in the same period of 2021). Especially, the decision to reprice outstanding stock options made on April 13, 2022 contributed to the increase in these expenses. Additionally, legal, consulting and other expenses increased to €4.2 million for the six months ended June 30, 2022, from €2.2 million for the six months ended June 30, 2021.

Results of Operations

The information below was derived from our condensed consolidated financial statements included elsewhere herein. The discussion below should be read along with these condensed consolidated financial statements and our Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC.

Comparison of the Three Months Ended June 30, 2022 and 2021

	Three Months Ended June 30,
(in €)	2022	2021	Change
Operating Expenses
Research and development expenses	(11,180,958)	(11,299,270)	(118,312)
General and administrative expenses	(4,346,965)	(2,697,839)	1,649,127
Total Operating Expenses	(15,527,923)	(13,997,109)	1,530,815
Other income	14,441,541	15,216	14,426,325
Other expenses	(279)	(279)	—
Operating Result	(1,086,661)	(13,982,172)	(12,895,510)
Finance income	82,401	35,622	(46,779)
Finance expenses	(7,945)	(3,050)	4,895
Foreign exchange result	1,563,580	(826,303)	(2,389,883)
Other financial result	(86,000)	(5,000)	81,000
Income (Loss) for the Period	465,376	(14,780,903)	(15,246,278)
Exchange differences on translation of foreign currency	4,408,940	(1,427,302)	5,836,242
Total Comprehensive Income (Loss)	4,874,316	(16,208,205)	(21,082,521)

II-6

Research and Development Expenses

	Three Months Ended June 30,
(in €)	2022	2021	Change
Third-party expenses	8,694,344	9,517,378	(823,034)
Personnel expenses	2,117,975	1,387,293	730,682
Legal and consulting fees	277,274	290,697	(13,423)
Other expenses	91,364	103,902	(12,538)
Total Research and development expenses	11,180,958	11,299,270	(118,312)

We use our employee and infrastructure resources across multiple research and development programs directed toward developing vilobelimab and our pre-clinical programs. We manage certain activities such as contract research and manufacturing of vilobelimab and our discovery programs through our third-party vendors.

Research and development expenses incurred for the three months ended June 30, 2022 remained relatively flat compared to the corresponding period in 2021.

General and Administrative Expenses

	Three Months Ended June 30,
(in €)	2022	2021	Change
Personnel expenses	2,052,710	1,541,027	511,683
Legal, consulting and audit fees	1,141,416	239,301	902,115
Other expenses	1,152,838	917,511	235,327
Total General and administrative expense	4,346,965	2,697,839	1,649,126

General and administrative expenses increased by €1.6 million to €4.3 million for the three months ended June 30, 2022, from €2.7 million for the three months ended June 30, 2021. This increase is attributable to higher expenses from equity-settled share-based compensation recognized in personnel expenses (€0.6 million). Additionally, legal, consulting and other expenses increased to €2.3 million for the three months ended June 30, 2022, from €1.2 million for the three months ended June 30, 2021, mainly due to higher consulting and audit costs due to implementation and testing of the ICFR environment.

Other income

	Three Months Ended June 30,
(in €)	2022	2021	Change
Other income from government grants	14,415,368	—	14,415,368
Further other incomes	26,173	15,216	10,957
Total Other income	14,441,541	15,216	14,426,326

Other income increased by €14.4 million. The increase was due to an increase in amounts recognized from grant payments received from the German government.

A portion of this increase is attributable to the recognition of €7.1 million, which was initially deferred in Q4 2021 as a liability as, prior to Q2 2022, there was not reasonable assurance as to whether all grant conditions were fulfilled. With receipt in Q2 2022 of a written confirmation from the agency administering the grant on behalf of the German federal government, reasonable assurance of grant conditions being fulfilled was provided. Further, this confirmation amended the grant, including amending the amounts eligible for each of the various cost categories covered by the grant, with no change to the overall grant amount, and amended the timeline during which eligible costs related to the manufacturing process development activities can be incurred. In addition, reimbursable costs incurred during Q1 and Q2 2022, in the amount of €7.3 million, were also recognized as other income in Q2 2022.

II-7

Net financial result

Financial Result	Three Months Ended June 30,
(in €)	2022	2021	Change
Financial income
Interest income	82,401	35,622	46,779
Financial expenses
Interest expenses	(2,243)	(305)	(1,938)
Interest on lease liabilities	(5,702)	(2,745)	(2,957)
Total	74,456	32,572	41,884

Foreign exchange result	Three Months Ended June 30,
(in €)	2022	2021	Change
Foreign exchange result
Foreign exchange income	2,947,221	1,635,201	1,312,020
Foreign exchange expense	(1,383,641)	(2,461,504)	1,077,863
Total	1,563,580	(826,303)	2,389,883

Other financial result	Three Months Ended June 30,
(in €)	2022	2021	Change
Other financial result	(86,000)	(5,000)	(81,000)

Net financial result increased by €2.4 million to a gain of €1.6 million for the three months ended June 30, 2022 from a loss of €0.8 million for the three months ended June 30, 2021. This increase is mainly attributable to lower foreign exchange losses, which decreased by €1.1 million and by higher foreign exchange gains of €1.3 million. Interest on marketable securities also increased slightly by €47 thousand. Other financial result consists of an adjustment for expected credit losses on marketable securities.

Comparison of the Six Months Ended June 30, 2022 and 2021

	Six Months Ended June 30,
(in €)	2022	2021	Change
Operating Expenses
Research and development expenses	(21,652,881)	(16,206,155)	(5,446,726)
General and administrative expenses	(8,734,408)	(5,720,177)	(3,014,232)
Total Operating Expenses	(30,387,289)	(21,926,332)	(8,460,957)
Other income	14,443,135	20,678	14,422,457
Other expense	(844)	(844)	—
Operating Result	(15,944,999)	(21,906,498)	5,961,499
Finance income	110,362	58,584	51,778
Finance expenses	(32,531)	(6,734)	(25,797)
Foreign exchange result	2,291,513	905,367	1,386,146
Other financial result	39,000	43,000	(4,000)
Loss for the Period	(13,536,654)	(20,906,280)	7,369,626
Exchange differences on translation of foreign currency	5,718,815	2,077,397	3,641,418
Total Comprehensive Loss	(7,817,839)	(18,828,883)	11,011,044

II-8

Research and Development Expenses

	Six Months Ended June 30,
(in €)	2022	2021	Change
Third-party expenses	16,782,955	12,506,440	4,276,515
Personnel expenses	4,225,598	2,977,971	1,247,627
Legal and consulting fees	471,361	510,817	(39,456)
Other expenses	172,967	210,927	(37,960)
Total research and development expenses	21,652,881	16,206,155	5,446,726

We use our employee and infrastructure resources across multiple research and development programs directed toward developing vilobelimab and our pre-clinical programs. We manage certain activities such as contract research and manufacturing of vilobelimab and our discovery programs through our third-party vendors.

Research and development expenses incurred for the six months ended June 30, 2022 increased compared to the corresponding period in 2021 by €5.4 million. This increase was primarily due to higher expenses for the Phase III part of our COVID-19 trial as well as costs for manufacturing development activities and was driven by an overall increase in third-party expenses of €4.3 million. The €1.2 million increase in personnel expenses was mainly related to equity-settled share-based compensation.

General and Administrative Expenses

	Six Months Ended June 30,
(in €)	2022	2021	Change
Personnel expenses	4,529,727	3,541,486	988,241
Legal, consulting and audit fees	1,911,707	580,449	1,331,258
Other expenses	2,292,974	1,598,242	694,732
Total General and administrative expense	8,734,408	5,720,177	3,014,231

General and administrative expenses increased by €3.0 million to €8.7 million for the six months ended June 30, 2022, from €5.7 million for the six months ended June 30, 2021. This increase is primarily attributable to increasing expenses associated with equity-settled share-based compensation recognized in personnel expenses. Furthermore, legal, consulting and other expenses increased by €2.0 million to €4.2 million for the six months ended June 30, 2022, from €2.2 million for the six months ended June 30, 2021, mainly due to higher consulting and audit costs in conjunction to enhancing the ICFR environment.

Other income

	Six Months Ended June 30,
(in €)	2022	2021	Change
Other income from government grants	14,415,368	—	14,415,368
Further other incomes	27,767	20,678	7,089
Total Other income	14,443,135	20,678	14,422,457

Other income for the six months ended June 30, 2022, amounted to €14.4 million. The increase was due to an increase in amounts recognized as other income from government grants.

A part of this increase was attributable to the reversal of a liability of €7.1 million, which was initially recorded in Q4 2021 as a liability since until Q2 2022 it was not clear whether all grant conditions were fulfilled. With receipt of the written confirmation by the agency handling the grant on behalf of the German government of having reached the first milestone in the funded project (data from the COVID Phase III study available) and having agreed on substantial changes in the grant project, including certain changes to amounts and timelines related to the manufacturing process development activities, these liabilities were now recognized as other income. In addition, the refundable portion of costs incurred in this project during Q1 and Q2 in the amount of €7.3 million were also recognized as other income.

II-9

Net financial result

Financial Result	Six Months Ended June 30,
(in €)	2022	2021	Change
Financial income
Interest income	110,362	58,584	51,778
Financial expenses
Interest expenses	(22,102)	(2,885)	(19,217)
Interest on lease liabilities	(10,429)	(3,849)	(6,580)
Total	77,831	51,850	25,981

Foreign exchange result	Six Months Ended June 30,
(in €)	2022	2021	Change
Foreign exchange result
Foreign exchange income	4,057,629	4,092,239	(34,610)
Foreign exchange expense	(1,766,116)	(3,186,872)	1,420,756
Total	2,291,513	905,367	1,386,146

Other financial result	Six Months Ended June 30,
(in €)	2022	2021	Change
Other financial result	39,000	43,000	(4,000)

Net financial result increased by €1.4 million to €2.4 million for the six months ended June 30, 2022, from €1.0 million for the six months ended June 30, 2021. This increase was mainly attributable to lower foreign exchange losses which decreased by €1.4 million.

Liquidity and Capital Resources

Since inception, we have incurred significant operating losses. For the six months ended June 30, 2022, we incurred a net loss of €13.5 million. To date, we have financed our operations primarily through the sale of our securities. As of June 30, 2022, we had cash and cash equivalents of €15.4 million, in addition to marketable securities of €76.4 million. Our cash and cash equivalents primarily consist of bank deposit accounts and fixed U.S. Dollar term deposits. Our quoted debt securities have high credit ratings.

II-10

Cash Flows

The table below summarizes our consolidated statement of cash flows for the six months ended June 30, 2022 and 2021:

	Six Months Ended June 30,
(in €)	2022	2021
Net cash used in operating activities	(25,359,081)	(18,254,553)
Net cash from investing activities	12,554,101	1,942,546
Net cash from/ (used in) financing activities	(182,014)	61,703,934
Cash and cash equivalents at the beginning of the period	26,249,995	25,968,681
Exchange gains on cash and cash equivalents	2,153,152	999,820
Cash and cash equivalents at the end of the period	15,416,152	72,360,428

Net Cash used in Operating Activities

The use of cash in all periods resulted primarily from our net losses, adjusted for non-cash charges and changes in components of working capital.

Net cash used in operating activities increased by €7.1 million to €25.4 million for the six months ended June 30, 2022 compared to the six months ended June 30, 2021, during which net cash used in operating activities was €18.3 million.

Net Cash from Investing Activities

Net cash from investing activities increased by €10.6 million for the six months ended June 30, 2022 mainly due to an increase of €30.1 million in repayments from matured marketable securities and offset by an increase of €19.5 million in purchases of marketable securities for the six months ended June 30, 2022 compared to the six months ended June 30, 2021.

Net Cash from Financing Activities

Net cash from financing activities decreased by €61.9 million in the six months ended June 30, 2022 compared to the six months ended June 30, 2021, primarily due to no financings having been undertaken in the first six months of 2022, whereas funds were raised in a follow-on offering in March 2021 and through our at-the-market program during the first six months of 2021.

Funding Requirements

We expect our expenses associated with vilobelimab will increase in 2022 compared to 2021, as we expect to complete the outstanding clinical trial activities in COVID-19, explore the regulatory approval submission for vilobelimab in severe COVID-19, complete outstanding activities in our Phase II clinical program of vilobelimab in patients with AAV and our Phase II clinical trial program in patients with PG, potentially start a Phase III study in PG, and continue the Phase II clinical program in cSCC. In addition, we are also incurring expenses related to the manufacturing of clinical trial material and by validating our manufacturing process for vilobelimab to meet regulatory standards for approval as a commercial-grade manufacturing process. Furthermore, we are investigating commercial-scale production options. Furthermore, we are developing an oral, small molecule drug candidate that targets the C5aR receptor denominated as INF904. All IND-enabling studies have been completed and we plan to initiate the Phase I program in the second half of 2022. We are also continuing preclinical development of IFX002. We also continue with our other research and development efforts towards other product candidates and early discovery activities. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to establishing sales, marketing, distribution and other commercial infrastructure to commercialize such products. Furthermore, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce, or eliminate our research and development programs or future commercialization efforts. We believe that our existing cash and cash equivalents and financial assets will enable us to fund our operating expenses and capital expenditure requirements under our current business plan for at least the next 24 months.

II-11

Until such time, if ever, that we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, research and development grant income, royalty-based financings, future collaborations, strategic alliances, and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the interest of our current shareholders will be diluted, and the terms of these securities may include voting or other rights that adversely affect your rights as a common shareholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, or declaring dividends. If we raise funds through additional collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us.

For more information as to the risks associated with our future funding needs, see “ITEM 3. KEY INFORMATION—C. Risk factors” in our Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC.

Off-Balance Sheet Arrangements

As of June 30, 2022, and during the periods presented, we did not have any off-balance sheet arrangements other as described under “Management’s discussion and analysis of financial condition and results of operations—Off-balance sheet arrangements” in our Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC.

Contractual Obligations and Commitments

As of the date of this discussion and analysis, we do not have any, and during the periods presented we did not have any, contractual obligations and commitments other than as described under “Management’s discussion and analysis of financial condition and results of operations- Contractual obligations and commitments” in our Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC.

Quantitative and Qualitative Disclosures about Market Risk

During the six months ended June 30, 2022, there were no significant changes to our quantitative and qualitative disclosures about market risk from those reported in “Management’s discussion and analysis of financial condition and results of operations–Quantitative and qualitative disclosures about market risk” in our Annual Report 2021 on Form 20-F for the year ended December 31, 2021 filed with the SEC.

Critical Judgments and Accounting Estimates

There have been no material changes to the significant accounting policies and estimates described in “Management’s discussion and analysis of financial condition and results of operations—Critical judgments and accounting estimates” in our Annual Report 2021 on Form 20-F for the year ended December 31, 2021 filed with the SEC.

II-12

JOBS Act Exemptions

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an emerging growth company, we are not required to provide an auditor attestation report on our system of internal controls over financial reporting. As of December 31, 2022, we will no longer qualify as an emerging growth company. Accordingly, in our Annual Report on Form 20-F for the year ended December 31, 2022, we will no longer be subject to the reduced reporting requirements applicable to emerging growth companies and we will be required to adhere to, among other things, the auditor attestation requirement in the assessment of internal controls over financial reporting and compliance with the requirement that the Public Company Accounting Oversight Board has adopted regarding a supplement to the auditor’s report providing additional information about the audit and the financial statements. As a result of losing our emerging growth company status at the end of 2022, we have begun to incur additional costs that may continue as we refine our financial reporting processes and expand our operations.

Cautionary Statement Regarding Forward Looking Statements

This discussion contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “estimate,” “believe,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions intended to identify statements about the future. These statements speak only as of the date of this discussion and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements include, without limitation, statements about the following:

•	our operation as a development stage company with limited operating history, our history of operating losses and our accumulated deficit of €227.5 million as of June 30, 2022;

•	the timing, progress and results of clinical trials of vilobelimab and any other product candidates, including for the development of vilobelimab to treat PG and critical COVID-19, and statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available, the costs of such trials and our research and development programs generally;

•	the submission of an application to the FDA in the third quarter of 2022 for emergency use authorization for vilobelimab to treat critical COVID-19;

•	the timing and outcome of any discussions or submission of filings for regulatory approval of vilobelimab or any other product candidate, and the timing of and our ability to obtain and maintain regulatory approval of vilobelimab for any indication;

•	our ability to leverage our proprietary anti-C5a technology to discover and develop therapies to treat complement-mediated autoimmune and inflammatory diseases;

•	our ability to protect, maintain and enforce our intellectual property protection for vilobelimab and any other product candidates, and the scope of such protection;

•	whether the FDA, EMA or comparable foreign regulatory authority will accept or agree with the number, design, size, conduct or implementation of our clinical trials, including any proposed primary or secondary endpoints for such trials;

•	the success of our future clinical trials for vilobelimab and any other product candidates and whether such clinical results will reflect results seen in previously conducted preclinical studies and clinical trials;

•	our expectations regarding the size of the patient populations for, market opportunity for and clinical utility of vilobelimab or any other product candidates, if approved for commercial use;

•	our manufacturing capabilities and strategy, including the scalability and cost of our manufacturing methods and processes and the optimization of our manufacturing methods and processes, and our ability to continue to rely on our existing third-party manufacturers and our ability to engage additional third-party manufacturers for our planned future clinical trials and potentially for commercial supply of vilobelimab;

II-13

•	our estimates of our expenses, ongoing losses, future revenue, capital requirements and our needs for or ability to obtain additional financing;

•	our expectations regarding the scope of any approved indication for vilobelimab;

•	our ability to defend against liability claims resulting from the testing of our product candidates in the clinic or, if, approved, any commercial sales;

•	our ability to commercialize vilobelimab or our other product candidates;

•	if any of our product candidates obtain regulatory approval, our ability to comply with and satisfy ongoing obligations and continued regulatory overview;

•	our ability to comply with enacted and future legislation in seeking marketing approval and commercialization;

•	our future growth and ability to compete, which depends on our retaining key personnel and recruiting additional qualified personnel;

•	our competitive position and the development of and projections relating to our competitors in the development of C5a inhibitors or our industry; and

•	Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. You should refer to the “ITEM 3. KEY INFORMATION— C. Risk factors” section of our Annual Report for the year ended December 31, 2021 filed with the SEC for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. As a result of these factors, we cannot assure you that the forward-looking statements in this discussion or in our Annual Report will prove to be accurate. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. You should, however, review the factors and risks and other information we describe in the reports we will file from time to time with the SEC after the date of this discussion.

II-14